WINE SHOP

CONNECTING GREAT
PEOPLE TO DELICIOUS
WINE

Introduction.

WINE SHOP IS A TASTING BAR AND BOUTIQUE WINE STORE LOCATED IN THE HEART OF DOWNTOWN NEW ALBANY.



OUR AGENDA



THE OPPORTUNITY

THE ART OF GATHERING

New Albany has a strong food and beverage presence, and any new space must have a vision, and aesthetic as unique and diverse as the people who live here. Some of the best conversations and great ideas were sparked over a really great glass of wine.

GREAT TASTES, CLOSE TO HOME

The Historic District of New Albany needs the addition of a tasting boutique and wine shop that supports an elevated nightlife experience and develops local small businesses through a bodega/grocery style local shopping experience and strong neighborhood partnerships that creates a thriving community that can live, work, and play.





ABOUT

WINE SHOP, MORE THAN POPPIN' BOTTLES

Wine Shop was designed with the desire to create vibrant community spaces for residents to live, work & play. Wine Shop will introduce our customers to new and exciting flavors in a welcoming and accessible space to try new things and find old favorites. It will feature local food and beverage distributors through strong community partnerships, while providing an international aesthetic and vibe.

Our tasting bar will allow customers to try before they buy, plan their next great event, or just have a drink in the neighborhood.

Low risk, high reward, high joy shopping.



BRIEF HISTORY

Wine Shop established February 2022

Founded in 2022 by friends and partners Lauren VanCleave & Jason Searby, we have over 35 years of combined wine, spirits and hospitality and retail management experience.
Our family owned business will be managed by a small team of two to four employees all specializing in wine and beer tasting, education, and sales.

When Jason and his partner Robin moved to New Albany from Chicago the were frustrated with having to cross the bridge for wine and party needs, the friends decided to join together to bring their love of larger city boutique bodega experiences, and elevated but welcoming gathering spaces to New Albany.

New Albany is a great place to live, and our mission is to help grow a community ecosystem that encourages it's residence to stay when it's time to work and play.

TARGET AUDIENCE—



30%

Age 25 - 34

More and more young professionals are looking to connect in more casual and creative spaces. As more residents move to downtown New Albany, having walkable shopping is key

45%

Age 35 - 50

Our main demographic. This group of consumers are looking for quality product close to home. This age group is has more resources to shop local, and more inclined to do so. This group is also looking for less of a traditional bar experience.

25%

Age 51-65

Not far from our main demographic, this group will enjoy our casual, calm vibe, be able to meet with clients, and important guests downtown without going to a full restaurant or traditional bar.

TARGET AUDIENCE

MILO VANCLEAVE



32, New Albany

Young professional. Unmarried, disposable income. Looking to network. Often shopping for client gifts. In a wine club with his buddies. Loves the hunt for something rare, traditional liquor stores provide.

STEPHANIE SMITH



38, New Albany

Single mom. Loves great wine, doesn't want to drive to Louisville for it. Marketing executive. Wants an impressive space to bring clients and prefers high quality ingredients when cooking.

PATTY CROWLEY



54, Floyds Knobs

Married with adult kiddos. Loves to entertain. Hosts dinner parties often for friends and clients. Loves local wine, but also interested in trying new things, just not sure where to start

TARGET AUDIENCE

I WANT TO BE ABLE TO WALK TO PICK UP MY FAVORITE WINE & SNACKS

MILO VANCLEAVE

32, New Albany



IT'S A VIBE









POTENTIAL CONNECTIONS

01

Farmers Market Vendors

Local Food Vendors

Small Local CPG providers such as Make & Muddle, Alt Distilling, Talk Coffee Roasters and more.

02

Local restaurants & businesses such as Leven, Board & You., Fireside Bar & Grill, Elderberry Co., Bear Winery & Hubers





WINE SHOP
04

CUPCAKE
COFFEE
05

SERVICES

01 Wine & beer shop with limited local bodega. Taste before you buy option with tasting cooler

02 Tasting Bar with rotating wine, beer, and non alcoholic beverage options

03 Chef Table for small groups of no more than 10 for private chef pop ups

04 Online store with delivery & wine subscription box that rotates monthly and brings customers in to taste, select & pick up their monthly box. Custom catered bar menus for home parties and event space located at 410 Pear Street

05 Community Partnerships with farmers market, restaurants, and startup small businesses for brick and mortar access without massive overhead (marketplace)

TIMELINE

/ 2022

April

Secure Funding & Sign Lease

Work with local developer to find and build out space on main street. Design and plan opening

July

Soft Opening & Marketing Launch

Partner with local businesses for a soft opening of store. Begin email & social media campaigns. Farmers market popups and local sponsorship presence

August

Launch Online Store & Subscription Program

Get online store and subscription launched with a focus on local vendor collaborations

October

Grand Opening & Special Event for Harvest

Collaborate with the city for a special Harvest Homecoming & New Albany Specific event.

December

Special Retail Promos & Holiday Sip & Shop

Collaborate with the city and local retailers for holiday party shopping collaboration & giveaways



THE COMPETITION



BAER'S CITY WINERY

Baer's City Winery is a local tasting bar and restaurant that sells their own wine blends. This larger dining room style location actually serves as a collaborator not a competitor.



HUBER'S WINERY

Huber's Winery located 30 minutes from down offers a unique wine tasting and retail experience at a much larger scale. This location also only sells their product, and could be a collaborator rather than competitor.



TOTAL WINE

Total wine has the largest selection of great wine and beer, but you have to cross the river to get there. The selection can be overwhelming, and without a a model like Wine Shops "low risk, high reward, high joy" shopping, we don't leave potential intimidated wine drinkers behind.

JOBS & WAGES

Y1 —

2

Full time

Starting Salary
$55,000-60,000

3

Part Time

Starting Wage
Range
$20/ Hour

Y2 —

1

Full time

Starting Salary
$55,000-60,000

5

Part Time

Starting Wage
Range
$22/ Hour

Value Proposition

We provide low risk, high reward shopping close to home.

FEATURES

- Wine & bodega retail shopping
- Tasting bar & community tables
- Online Store & Customer menus
- Event Space

Low Risk. High Reward shopping & Gathering

BENEFITS

- Convenience
- Low risk shopping
- Sustainable through vintage and recycled glassware
- Delivery

SWOT Analysis

Strengths

wine shops are always able to remain profitable, they have moderate barriers to entry, and the gross margins are sufficient enough to cover the rental and ongoing operating expenses easily

Opportunities

the expansion of an online sales platform is always one of the quickest ways that a business can expand its operations significantly and with only a moderate cost. Also, there is always the possibility for the continued development of additional locations with any local or regional market.

Weaknesses

Within any given market there are a number of other stores that provide products that our shop sells. This risk can be decreased by having specialty wines in inventory to ensure appropriate differentiating factors from other businesses are present.

Threats

Technological advances will impact the way that wine is sold however there is always going to be a demand for these types of products in any economic climate. Supply chain could effect, but the ability to pivot to a more local and regional sales product could mitigate delays easily

wINe ShopStartup Budget

Budget Goal:	$200,000.00
Estimated Startup Expenses	$110,055.00
Estimated Losses	$75,101.95
Toal Estimated Budget	$185,156.95
Over/Under:	-$14,843.05

Startup Expenses

Expense	Category	Budget	Padding	Total
Fixtures				
Buildout Costs (Contractor/painter/Elect/Plumb)	Essential	$20,000.00	10%	$22,000.00
FFE	Essential	$10,000.00	10%	$11,000.00
Retail Storage	Essential	$500.00	10%	$550.00
Retail Display	Essential	$5,000.00	10%	$5,500.00
Wine Fridgerator (2)	Essential	$4,000.00	10%	$4,400.00
Food/Vendor Fridge	Essential	$2,000.00	10%	$2,200.00
Draft Cooler	Essential	$2,500.00	10%	$2,750.00
Wine Keeper	Essential	$8,000.00	10%	$8,800.00
Bar Stools	Essential	$1,200.00	10%	$1,320.00
Tasting tables	Essential	$2,000.00	10%	$2,200.00
Bar Buildout	Essential	$2,500.00	10%	$2,750.00
Small Ice Machine	Essential	$1,000.00	10%	$1,100.00
Sink	Essential	$750.00	10%	$825.00
Diswasher	Essential	$2,500.00	10%	$2,750.00
Signage	Essential	$4,000.00	10%	$4,400.00
Inventory				
Starting Inventory (Wine)	Essential	$5,000.00	10%	$5,500.00
Starting Inventory (Beer)	Later	$3,000.00	10%	$3,300.00
Starting Inventory (MIscellaneous)	Later	$2,000.00	10%	$2,200.00
Glassware	Later	$500.00	10%	$550.00
Startup Expenses				
LLC filing fees	Essential	$100.00	10%	$110.00
Business Cards	Non-Essential	$300.00	10%	$330.00
QuickBooks Online	Essential	$200.00	10%	$220.00
Branding & Logo	Essential	$2,500.00	10%	$2,750.00
Website	Essential	$5,000.00	10%	$5,500.00
Printed Goods	Later	$500.00	10%	$550.00
Runway	Essential	$15,000.00	10%	$16,500.00
	Total Estimated Startup Costs	$100,050.00		$110,055.00

CONTACT US !

Thank you for your time. We are actively looking for grant dollars and access to economic development funding

Social Media : @wineshop

Email :Drink@wineshopnewalbany.com

Cell : 502-551-4994

